SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      for the year ended December 31, 2001

                                       Or


                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        for the transition period from to


Commission file number              1-11507
                         ----------------------------




                             JOHN WILEY & SONS, INC.
                             EMPLOYEES' SAVINGS PLAN

-------------------------------------------------------------------------------
                             JOHN WILEY & SONS, INC.
                      605 Third Avenue, New York, NY 10158

                 John Wiley & Sons, Inc. Employees' Savings Plan


                   Index to Financial Statements and Schedules



                                                                        Page No.

 Report of Independent Public Accountants                                     1

 Statements of Net Assets Available for Benefits
   as of December 31, 2001 and 2000                                           2

 Statement of Changes in Net Assets Available for
   Benefits for the Year Ended December 31, 2001                              3

 Notes to Financial Statements                                            4 - 7

 Supplemental Schedules:

 I      Item 27A   Schedule of Assets (Held at Year End) as of
        December 31, 2001                                                     8

 II     Item 27D   Schedule of Reportable (5%)Transactions for the Year
        Ended December 31, 2001                                               9

 Signature                                                                   10

 Exhibits:

 23     Consent of Independent Public Accountants                            11

 99.1   Temporary Note 3T to Article 3 of Regulation S-X                     12





All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                    Report of Independent Public Accountants


To the Plan Administrator of the
John Wiley & Sons, Inc.
Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and schedules are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable 5% transactions (Schedules I and II) are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Arthur Andersen LLP

New York, New York
March 25, 2002

                 John Wiley & Sons, Inc. Employees' Savings Plan

                 Statements of Net Assets Available for Benefits

                        As of December 31, 2001 and 2000



                                               2001               2000
                                             -----------       -----------

     Investments (Note 3)                    $77,307,159       $76,276,426
                                              ----------        ----------

     Receivables:
         Participant Loans Receivable          1,578,708         1,418,234
         Participant Contributions               381,226           167,119
                                               ----------         --------
         Employer Contributions                  131,521            55,951
                                               ---------          --------

         Total Receivables                     2,091,455         1,641,304
                                               ---------         ---------

    Net Assets Available for Benefits        $79,398,614       $77,917,730
                                               =========         =========

The accompanying notes are an integral part of these statements.

                 John Wiley & Sons, Inc. Employees' Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 2001


Net Assets Available for Benefits, beginning of year                         $77,917,730
                                                                             -----------

Additions:
         Interest and dividend income                                          2,346,621
         Interest on participant loans                                            82,089
                                                                              ----------
         Total investment income                                               2,428,710
                                                                               ---------

       Contributions:
         Participant                                                           5,733,851
         Employer                                                              1,678,510
                                                                               ---------
         Total contributions                                                   7,412,361
                                                                               ---------

         Total Additions                                                       9,841,071
                                                                               ---------

Deductions:
         Realized and unrealized loss on investments: (Note 3)
           Net realized loss from investment transactions                        620,523
           Unrealized loss on investments                                      5,185,868
                                                                               ---------
           Net loss on investments                                             5,806,391

         Benefit payments                                                      2,545,629
         Cancelled loans of terminated participants                                8,167
                                                                            ------------

         Total Deductions                                                      8,360,187
                                                                               ---------

Net Additions                                                                  1,480,884
                                                                               ---------

Net Assets Available for Benefits, end of year                               $79,398,614
                                                                             ===========

The accompanying notes are an integral part of this statement.

                 John Wiley & Sons, Inc. Employees' Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

(1)    Description of the Plan:
       ------------------------

          The following represents the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan"), as amended. Employees should refer to the section entitled "Your Retirement Program" in their employee handbook for more detailed information.

       General -

          The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       Administration -

          The Plan is administered by the Benefits Administration Board of John Wiley & Sons, Inc. (the "Plan Administrator"), whose members are appointed by the Company's Board of Directors.

          The Vanguard Group and Friess Associates manage the Plan's assets.

          The Company pays the Plan's administrative expenses.

       Eligibility -

          Each employee who has completed six months of service is eligible to participate in the Plan on the next January 1, or July 1, or the first of any month thereafter.

       Vesting -

          A participant's contribution plus actual earnings thereon is fully vested and non-forfeitable at all times. The Company's contribution plus actual earnings thereon becomes fully vested to the participant upon attaining age 65, at retirement, upon total disability or death, or upon completion of three years of participation or five years of service. After one year but less than two years of participation, one third of the Company's contribution becomes vested. After two years but less than three years of participation, two thirds of the Company's contribution becomes vested.

       Contributions -

          A participant designates between 2% and 15% of his or her base salary plus overtime, which is withheld from the participant's payroll check, to be invested in funds chosen by the participant. Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 50% of the first 6% of each participant's contribution.

          No more than 10% of a  participant's  compensation  can be a "deferred cash contribution", that is, a reduction in the participant's compensation and therefore tax-exempt. A participant's deferred cash contribution cannot exceed an amount set annually by the IRS, which in 2001 amounted to $10,500.

       Forfeitures -

          If a participant who terminates his or her employment is not fully vested at the time of termination, the non-vested amount is held for up to five years and is restored to the participant's account upon re-employment. Forfeitures not restored to a participant's account are used to reduce the Company's contribution. In 2001, the Company's contribution was reduced by $60,000 because of such forfeitures.

       Investment of Contributions -

          A participant can invest his or her contribution and the Company's contribution in 1% multiples among any combination of ten available investment options which include a choice of nine mutual funds and the Wiley Stock Fund, provided that contributions to the Wiley Stock Fund do not exceed 25%. Participants deemed subject to the short swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934 are prohibited from investing in the Wiley Stock Fund.

          A  participant  is  permitted to change the  allocation  of his or her
          contribution   and  to  transfer   existing  fund  balances  to  other
          investment options daily.

       Investment Options -

          Funds in which contributions can be invested, as well as each fund's investment objective, are described below.

          - the Vanguard Indexed 500 Fund invests in common stocks that correspond to the S & P 500 index
          - the Vanguard Wellington Fund invests in a diversified and balanced portfolio of bonds and common stocks
          - the Brandywine Fund invests primarily in the stocks of companies that have proven records of profitability
          - the Vanguard Explorer Fund invests primarily in common stocks of small capitalization companies
          -    the  Vanguard  Federal  Money Market Fund invests in money market securities issued by the U. S. Government and its agencies
          -    the Vanguard  Total Bond Market Index Fund seeks to replicate the total return of the Lehman Brothers Aggregate Bond index
          - the Vanguard International Equity Fund invests primarily in the stocks of established non-U. S. issuers
          - the Vanguard Windsor II Fund invests in the common stocks of medium and large companies
          - the Vanguard Morgan Growth Fund invests in equity securities, emphasizing large and mid-capitalization companies
          - the Wiley Stock Fund invests solely in the Class A Common Stock of the Company.

       Payment of Benefits -

          Withdrawals by participants of their account balances are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment. Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

       Termination of Employment -

          Upon termination of employment, a participant has the option of receiving a lump-sum cash payment or leaving his or her account balance in the Plan. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

          Participants who retire (a) on disability, (b) at age fifty-five or later with ten or more years of service, or (c) at age sixty-five or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a five, ten, or fifteen year period. Annual installments begin one year after termination; monthly installments begin immediately. The installment payments are made in equal amounts, and each will include income credited to the participant's account balance before the installment amount is calculated.

       Participant Loans -


          Participants may borrow from the vested portion of their account, then repay the loan with interest through payroll deductions. The interest rates on loans currently outstanding range from 4.29% to 10.0% per annum. The length of such loans is generally 5 years and loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.


(2)    Summary of Significant Accounting Policies:
       -------------------------------------------

       Method of Accounting -

         The books and records of the Plan are maintained on an accrual basis.

       Use of Estimates -

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Investments -

          Investments are reflected in the accompanying Statements of Net Assets Available for Benefits at fair value as determined based on quoted market prices. Realized and unrealized gains and losses on Plan assets are based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year. Participant loans receivable are valued at cost, which approximates fair value.

          Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

       Payment of Benefits -

         Benefits are recorded when paid.

       Contributions Receivable -

          The amount shown as Contributions Receivable in the financial statements represents the contributions of both Plan participants and the Company for the month of December 2001. These amounts were transferred to the Trustee in January 2002.

(3)      Fair Market Value of Investments:
         ----------------------------------

          The fair market values of investments that represent 5% or more of the Plan's net assets as of December 31, 2001, and their comparable values at December 31, 2000, are as follows:

                                                               2001              2000
                                                              -------          --------
                Vanguard Wellington Fund                    $18,785,406       $17,116,046
                Vanguard Indexed 500 Fund                    17,861,542        19,279,463
                Vanguard Explorer Fund                        9,016,515         9,206,602
                Brandywine Fund                               8,700,247        10,967,598
                Vanguard Federal Money Market Fund            6,935,241         5,255,784
                Vanguard Total Bond Market Index Fund         6,399,261         5,615,125
                Wiley Stock Fund                              4,804,954         4,252,510

          During 2001, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $5,806,391. This consisted of a loss of $6,126,383 by the mutual funds and a gain of $319,992 by the Wiley stock fund.

          Reference is made to the attached Schedule I for further information on investments.

(4)      Tax Status:
         -----------

          In December of 1993, the Plan received a favorable determination letter from the IRS regarding compliance with Section 401 (a) of the Internal Revenue Code (the "IRC"). The Plan has been amended on various dates since receipt of the determination letter. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)    Plan Termination:
       -----------------

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(6)    Related Party Transactions:
       ---------------------------

          Certain Plan investments are shares of mutual funds managed by the Vanguard Group. The Vanguard Group is the Plan's Trustee and, therefore, transactions with these funds qualify as party-in-interest.

(7)    Supplemental Information:
       -------------------------

          During the year ended December 31, 2001, the Plan had reportable transactions, as defined under ERISA, which are shown in Schedule II.

(8)    Subsequent Event:
       -----------------

          Effective January 2, 2002, the Plan was amended to enhance benefits to Participants. The amendments included the following: the maximum Participant contribution was increased from 15% to 25% of pay; the Employer match was changed from 50% of the first 6% of a Participant's contribution to 100% of the first 2% of a Participant's contribution plus 25% of the next 4% contributed; 100% of Employer contributions are now vested after three years rather than five; and Participants over 50 years of age can make additional catch up contributions to the Plan.

                                      - 8 -
                                                                      Schedule I


                 John Wiley & Sons, Inc. Employees' Savings Plan


EIN:13-5593032
Plan Number: 002

Schedule of Assets (Held at Year End) as of December 31, 2001


     (a)                 (b)                                     (c)                           (d)            (e)
     ---                 ---                                     ---                           ---            ---
                   Identity of Issue                           Description                     Cost        Market Value
     *   Vanguard Wellington Fund                    Registered Investment Company        $15,839,045       $18,785,406
     *   Vanguard Indexed 500 Fund                   Registered Investment Company         11,539,643        17,861,543
     *   Vanguard Explorer Fund                      Registered Investment Company          7,907,719         9,016,515
         Brandywine Fund                             Registered Investment Company         11,309,144         8,700,247
     *   Vanguard Federal Money Market Fund          Registered Investment Company          6,935,241         6,935,241
     *   Vanguard Total Bond Market Index Fund       Registered Investment Company          6,364,405         6,399,261
     *   Wiley Stock Fund                            Company Stock Fund                     2,974,174         4,804,954
     *   Vanguard International Equity Fund          Registered Investment Company          3,521,939         2,813,912
     *   Vanguard Windsor II Fund                    Registered Investment Company          1,849,505         1,727,951
     *   Vanguard Morgan Growth Fund                 Registered Investment Company            253,618           262,130

     *   Participant Loans                           Rates of Interest - 4.29% - 10.0%      1,578,708         1,578,708


* - Indicates a party - in - interest

                                                                    Schedule II

                 John Wiley & Sons, Inc. Employees' Savings Plan


EIN: 13-5593032
Plan Number: 002

Schedule of Reportable (5%) Transactions for The Year Ended December 31, 2001


    (a)                          (b)                 (c)         (d)           (g)                 (h)                  (i)
Identity of Party                                  Purchase    Selling      Historical     Current Value of Asset       Net
    Involved              Description of Asset      Price       Price     Cost of Asset     on Transaction Date       (Loss)
--------------            --------------------      -----       -----     -------------     --------------------      ------
Category (i) - A single transaction in excess of 5% of plan assets
-------------------------------------------------------------------

None

Category (ii) - A series of transactions in excess of 5% of plan assets
-----------------------------------------------------------------------

Acquisitions
------------
The Vanguard Group*        Indexed 500 Fund      $2,834,780                                     $2,834,780         $   -
The Vanguard Group*        Wellington Fund        3,312,921                                      3,312,921             -


Dispositions
------------
The Vanguard Group*        Indexed 500 Fund                    $1,668,118     $1,759,327        $1,668,118         $( 91,209)
The Vanguard Group*        Wellington Fund                      1,020,761      1,100,291         1,020,761          ( 79,530)




The Plan had no lease commitments, obligations or leases in default during the year.


* - Indicates a party-in-interest

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             John Wiley & Sons, Inc.
                             Employees' Savings Plan
                            -------------------------
                                  (Registrant)


                           By: /s/ Walter J. Conklin
                              ------------------------
                                Walter J. Conklin
                          Vice President and Treasurer
                      Benefits Administration Board Member

                                                                     Exhibit 23


                    Consent of Independent Public Accountants


To The Benefits Administration Board
of John Wiley & Sons, Inc.:


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into John Wiley & Sons, Inc. Registration Statement, file number 33- 62605, on Form S-8 filed in connection with the John Wiley & Sons, Inc. Employees' Savings Plan.






Arthur Andersen LLP
New York, New York
May 10, 2002

                                                                 Exhibit 99.1


                             John Wiley & Sons Inc.
                                605 Third Avenue
                               New York, NY 10158


                                                                  May 10, 2002

Securities and Exchange Commission
Washington, D. C. 20549


Dear Sir or Madam:

     In accordance with Temporary Note 3T to Article 3 of Regulation S-X, please be advised that Arthur Andersen LLP ("Arthur Andersen"), the independent public accountants for John Wiley & Sons, Inc. ("Wiley"), has represented that its 2001 audit of the John Wiley & Sons, Inc, Employees' Savings Plan (the "Plan") was subject to Arthur Andersen's quality control system for the U. S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct relevant portions of the audit.




                    Sincerely,


                    By:    /s/    Peter W Clifford
                        -----------------------------
                                  Peter W Clifford
                         Senior Vice President, Finance